Filed Pursuant To Rule 433

Registration No. 333-203585

November 13, 2015

MASTERCLASS: Commodities – November 2015

Posted to Asset TV

William Rhind of WGC, Participant

Courtney: Alright, we see a major selloff in commodity prices, Jody would you attribute the dollar appreciation and the global slowdown as the biggest catalyst for this selloff?

Jody Gunzberg: [0:00:11] Actually the biggest catalysts for the selloff would probably be the OPEC’s continued supply, that’s what’s driven oil down so much in their race for a market share, as China for a supplier. And maybe number one or number two could be the Chinese demand. So you have the slowdown in the Chinese demand, the volatile Chinese stock market which may be impacting their demand and you have OPEC’s supply in oil. The dollar appreciation is inversely related to commodities but not as much as you would think. There’s many commodities that really don’t move very much with the dollar at all, in particular in agriculture, natural gas, things that are more driven by the weather may be pretty independent of the dollar. So the dollar might be arguably putting pressure on commodities but it depends which commodity and it depends on the other circumstances that are influencing the individual commodities.

Courtney: [0:01:08] So very nuanced picture for commodities. Will, what do you see in gold right now?

William Rhind: [0:01:12] For gold we’re seeing a rally, you know, in the price over the last couple of months. But the backdrop has been a pullback in price from the old time high that we saw in 2011. I think gold probably more than some of the other commodities does get affected by the US dollar and US interest rates, although it’s not the only determining factor in terms of the gold price. So right now we’ve seen, you know, the price consolidate and start to move up again largely on the back of expectations that the Federal Reserve will not increase interest rates at the pace that the market predicted, certainly earlier in the year, and that there will be slower and perhaps more considered and delayed than previously thought. So that’s one of the key things driving gold but also, you know, gold is a commodity just like anything else and there are supply and demand fundamentals at play.

Courtney: [0:02:07] Alright. And, Richard, as an advisor, what do you think are the best ways that retail clients can get exposure to commodities, what are those vehicles?

Richard Bregman: [0:02:16] The best vehicles are probably ETFs to get direct exposure. There are many mutual funds, opening mutual funds that also are investing in commodities. And a fund might also be investing in commodities through the companies that do the mining. And that’s a different way to access it with different considerations.

Courtney: [0:02:37] Alright. And what can we infer, Jody, about the oil markets through the debt and equity markets?

Jody Gunzberg: [0:02:42] There’s a relationship between the debt and equity markets, companies can choose whether to issue equities or to issue debt. And investors can then choose whether they are making a bet on the market going up or down. So generally if an investor feels that a market has a bright future, that the company is going to go up they may take the risk in equities. Otherwise they may choose to go with a more stable debt. And what we see in energy is we can measure the debt performance versus the equity performance of the exact same companies through the S&P 500 and the S&P 500 Bond Index and when equities are outperforming bonds that may tell us something about the way that investors are viewing the future. And in every historical bottom of the oil market as measured by the commodity is the S&P GSCI Energy we’ve seen equities outperform bonds. And now we’re seeing it for the first time in October and it’s a big outperformance. So we’re kind of excited by the potential that maybe this could be the bottom since the equities are outperforming the bonds so much.

Courtney: [0:03:52] Will, let’s dig a little bit deeper about the Federal Reserve, you mentioned it, we know there will be eventually a rate hike, that’s typically bearish for gold prices. But do you think at this point it’s priced into gold, that eventual rate hike?

William Rhind: [0:04:05] So we think that to the largest extent possible, it’s priced in. I mean this is not new news; it’s something that the market has anticipated for some while. Now, in terms of how important that rate rise is to the price of gold, we think that it will be less because it is priced in or at least into the most part. And you have to remember that gold ultimately is a commodity that gets consumed and the majority of demand for gold is actually outside of the US. So while US interest rates are important, they’re not the only factor as the majority of demand for gold comes outside of the US. So we think that when an interest rate hike happens, if it does at all, then yes, gold prices will be affected because there will naturally be some element of volatility on the back of that. But longer term it’s not going to be a big factor we believe.

Courtney: [0:05:03] And is most of this demand India and China?

William Rhind: [0:05:05] Yes. The majority of demand for gold now comes from India and China and they’re the two biggest consumers of gold in the world. And a lot of that demand is pro cyclical, so it’s GDP correlated, when people earn more money, create more wealth, have more savings, they tend to use some of that in terms of buying gold for jewelry purposes, almost as a luxury good if you will. So there’s a correlation there.

Courtney: [0:05:32] And, Jody, walk us through … you mentioned the supply demand dynamic in your first answer, especially for the oil markets, what are you seeing there?

Judy Gunzberg: [0:05:40] I’d actually like to touch on gold.

Courtney: [0:05:42] Go ahead.

Judy Gunzberg: [0:05:43] Because I think that a lot of things are missing for gold that we’ve seen in other bull market rallies for gold. I mean back in 1973 when Nixon took the dollar off of gold … pegged the dollar to gold … right, do I have that backwards?

William Rhind: [0:05:59] He took us off the gold standard.

Judy Gunzberg: [0:06:00] He took us off the gold standard, right. So back in 73 when he took us off the gold standard, what we had was we had inflation pretty much tripled. We had erratic monetary policy. We had a weakening dollar. We had a lot of things all taken together that were like the perfect environment for a gold rally. And then even through the 80s when investors left gold as a safe haven, gold really didn’t even fall that much, it had its one big drop back in 1981 and then it kind of stayed in a range. And there were no other major catalysts until around 2001 where again we saw some things like inflation, the weak dollar, the fear from the stock market, 9/11 and the new tools, the ETFs, the GLD that were coming to market in this next bull run and just drove gold up to exponential heights that we hadn’t seen in years. And then just in 2013 now we saw a crash that is equivalent to what happened back in 1981. And we really haven’t seen a rebound. So we keep hearing like is now the time – is now the time for gold. But we don’t have any real fear of inflation. We have zero interest rates. There’s no real need for a safe haven and investors are skittish of using gold as a safe haven because they just watched it drop by 28% in 2013, which was again a really big drop, something that’s bigger than many of them have ever seen before in their investing lifetime because of the invention of the GLD. So it’s kind of a curious thing, but Central Bank buying and selling is sometimes one indicator that is the opposite to what gold might do. The jewelry buying, there tends to be more buying at cheap gold prices so it’s a little bit opposite. But there’s not really something that we can look at right now that could say, we’ve seen this before and it looks like a real catalyst for gold.

Courtney: [0:08:10] Will, what are your thoughts.

William Rhind: [0:08:11] Well, I mean there are a number of different points to make there. I mean the first and most obvious thing is that clearly today it’s a very different situation than we had in the 70s. And specifically back then we had the US and the western markets so to speak, being the dominant force in terms of gold demand. That’s completely changed now and that’s now eastern markets, principally India and China. Another thing I would say is, you know, just to think about the activity of central banks and how again that’s all evolved. You know, when Buttonwood’s system collapsed, which was the gold standard, you had European central banks particularly that had all their foreign exchange reserves denominated in gold. So they hold, you know, gold as their foreign exchange reserves and that was a 100%. You know, what you then saw over the next sort of 20/30 years was, you know, selling off that gold as the standard collapsed and European central banks needed some other medium of exchange. And so they bought, you know, US treasuries, they bought other currencies and diversified their reserves in exactly the same way that an investor … any investor would think about diversifying their portfolio.

You know, on the other hand what you had was the last 10 years a rise of new economies that had built up significant reserves and were doing exactly the opposite, that had 100% almost of foreign exchange reserves in US dollars. And we’re looking to do exactly the same thing but in reverse. So drawdown dollar balances and replace those with Euros and with yen and with gold. And so that has been a huge change in the market and again, very different from the 70s where we had the completely opposite situation, where now central banks are net buyers of gold and have been for the last five years, and a significant trend within the market. So it’s not just investors that buy, it’s not just jewelry consumers, but also, you know, these large central banks that are buying to diversify, you know, large foreign exchange reserves that they’ve accumulated, you know, over the past sort of decade in terms of wealth creation.

Courtney: [0:10:25] Will, and all three of you touched on it, the gold standard, you know, we haven’t seen it since 1973, but there have been people such as Steve Forbes who are pretty vocal about bringing it back. Do you think that’s possible this day and age?

William Rhind: [0:10:39] I think, you know, nothing’s impossible. However the chances are very, very slim. And that is a reason why America and why the global sort of monetary system came off the gold standard in the first place. But I think, you know, just another point, you know, to pick up on in terms of Jody’s last comments. I think to sort of say that you know, we don’t have any risk in the market now is a very dangerous thing to say. In terms of what’s the catalyst for gold, in terms of what’s going to drive gold prices higher, yeah, it’s hard to say that there’s an immediate source of demand for gold that would be equivalent to, you know, other commodities and rational supply demand dynamics. I think, you know, gold’s key role within the monetary system is one of risk management and one of diversification. And the issue that we’ve had over the last few years is with the loose monetary policy around the world, we’ve had excesses building and continue to build in the system, and every time the Federal Reserve delays a rate rise or we continue with rates as low as they are. And indeed I believe we have an interest rate environment now which is the lowest we’ve ever had in the history of the world, that that continues the excess or the buildup of risk taking within the system, which I think is inherently dangerous. And so we get a lot of feedback from investors that we talk to in terms of, you know how they’re looking to position portfolios. And you know gold comes up time and time again as a risk management tool.

I mean this is something that in this day and age a certain asset, it’s not a liability, and it’s an asset that doesn’t have any credible counterparty risk, which surely something like that should be the bedrock of any diversified portfolio. And I think the longer that we continue to have this buildup of excess in the system, particularly the creation of credit both at a sovereign level and at a corporate level, and a private level, it sounds to me and to a lot of the investors that we have that having a small allocation to gold makes sense.

Courtney: [0:12:47] Alright. So, Jody, do you agree with that, could you see it and be it either a black swan event, that it’s needed as a hedge or as Will pointed out, we have these very low rates for an extraordinary amount of time that could be creating risk bubbles? Do you think it could be a hedge in that capacity?

Jody Gunzberg: [0:13:05] Gold has been a good diversifier to stocks and other asset classes. But when we talk about risk management which is super important because there are risks in the market, we just don’t know always which ones there are at which times. But risk management and diversification that goes with that in order to manage portfolios that may have better risk adjusted returns is to broaden out beyond just a single asset. So in the retail market, what we see is many investors starting in commodities with only gold or only oil. And as they realize the volatility of those single investments, despite the portfolio characteristics, they feel that, oh, then this looks more volatile than I thought, how could I still get commodities but be less volatile? And one answer to that often in the retail space is to go to a broader basket. So they go from oil or gold into either both or some broader basket. And even further into things like managed futures that may have futures on other financial instruments beyond commodities like equities or interest rates, fixed income, currencies. And that’s how many of the investors find products, because managers themselves may run into too much risk with only a single commodity like gold. So if you have a business and you’re managing a gold portfolio, that’s difficult to hedge from your business perspective whereas if you go into other commodities which are still pretty risky, like this year they’re down 20%, that’s a lot of money to lose for a manager. Then they may broaden out. So not only do you find potentially better diversification through things like real assets or managed futures, but you also find more choices in those types of products since they do have historically better risk adjusted returns.

Courtney: [0:15:13] So when you mention that, Jody, when people are say buying a basket of commodities or through managed futures, are they buying it more for the purposes of hedging within their portfolios, the retail clients, or are they buying it more for the purposes of appreciation? Whereas I think gold, maybe it had a period where it was going for appreciation with the run up, but traditionally it’s a hedge, whereas maybe that would be different with the basket?

Jody Gunzberg: [0:15:38] The reasons that we see most commonly said are inflation protection and not just expected inflation but unexpected inflation. The unexpected inflation is so important because it’s unexpected. So for a very small investment you can get a really big inflation protection. We call that, and we’ve discussed this before, something called inflation beta. The idea of CPI goes up or down 1%, how much does your index go up or down? More energy means more inflation protection; something like the S&P GSCI has about an inflation beta of 15, whereas the Dow Jones Commodity Index it’s more equally rated, has about 10. So you see for a small move you can get a big inflation protection and then diversification which is traditionally measured by correlations. And commodities – individual commodities even like gold have low correlations to stocks and bonds.

Courtney: [0:16:32] Alright.

Richard Bregman: [0:16:33] I’d like to fill in on that. I agree with the … probably the oil and the gold as the primary commodity exposure for most retail investors. And I think it’s for those reasons they understand jewelry and they understand oil. They don’t know anything about soya bean futures or sugar prices, so they are not doing that. My experience with retail investors is that they look to gold as an inflation hedge, that’s what they have in their heads from reading it in the popular press, the financial media. And the oil, I don’t know why they do it, don’t invest in oil but they do at times. But what’s interesting is if you go into managed futures, that’s not … that’s a basket for sure. But now you’re talking about a strategy, you’ve got somebody who’s going long and short and it’s a momentum play essentially on the different commodities. And so in a portfolio you’re not just getting exposure to baskets, now you have a whole strategy that is, again, it’s designed exactly as you say, low correlation. Sometimes low correlation is destructive because markets are doing this and the low correlation thing is going that. I’m curious about one thing though, because you said it Jody, where you said all these factors for using gold or a commodity as a hedge, gold has a store of value and those reasons. The reasons I’m hearing are all US centric, the Federal Reserve might raise rates, there is inflation. I’m curious, does it go around the world, if I’m a Venezuelan investor and I’m concerned that the Venezuelan currency is going to fall apart am I buying gold? Or if I’m concerned that there’s inflation, you know, I’m an Argentinean and I’m terrified that inflation’s going to the roof, am I buying gold there, even though there’s no inflation in the US? How does that work?

William Rhind: [0:18:33] The short answer is yes. I mean gold is global, been around for thousands of years, it is accepted everywhere. I guess the only caveat to that is that I would say it depends on how accessible dollars are in your market. So to take Venezuela for example, you’ll probably … and in a lot of Latin American countries, to broaden out the region, your probably first port of call is to get dollars because dollars are freely available. And so more probably arguably accessible than gold in that particular country, so where you have local inflation concerns or currency depreciation, you know, typically the way people address that is through buying US dollars. Now, that’s not true for, you know many, many parts of the world and many significant parts of the world, so China obviously a great example where you don’t have a liquid dollar market. And so when people in China worry about domestic inflation concerns or devaluation of currency, even just basic investment principle, they don’t have a lot of asset classes they can access. So the first port of call in China is to buy property, you know, the property market has been sort of cooled down by the government. And you know, but you’ve got the stock market, that’s not as widely participated in China as some of the media report. And you’ve got gold, you know, that is freely convertible. You could, you know, use, invest in gold but you can’t just go and buy the S&P 500 in China in the same way that you know, people in the US would buy Euro Stocks 50 or, you know, an equivalent international index and think nothing about it.

So it sort of depends in the world where the dollars are available and whether that’s the first sort of translation point in terms of store of value. But again dollars even though, you know, the US obviously is a very high quality credit, dollars, treasuries, that’s a liability. And you know, the reason why a lot of people think about gold as a store of value is the only currency in the world that has a true store value that does not have any counterparty with or credit risk, that you would buy from any government.

Courtney: [0:20:54] Alright. And we’re going to keep sticking with gold here, but Jody I just want to pivot to you about the El Niño effect and its impact on agricultural commodities, can you explain that for us.

Jody Gunzberg: [0:21:04] I can, but before we do that a couple of things, I heard you talk about from an advisor’s point of view. And really this could translate into the institutional space. But one is, why do people use gold versus oil? And it depends where you are in the world. Gold is universally viewed as gold. But oil is universally viewed differently depending on where you are, which country, are you an importer, are you an exporter? Do you work in the oil business? These are all kinds of questions, how rich.

Richard Bregman: [0:21:04] [Inaudible] industrial use of oil futures to hedge or in addition to just retail investors.

Jody Gunzberg: [0:21:04] Even if you’re a Columbian pension plan versus a US pension plan versus living in the Middle East, you may have different needs in your own portfolios, because of your own environment. And the oil price has moved up to a major macroeconomic factor. In fact according to the IMF it’s now the only factor that holds upside risk to GDP growth forecasts. And we’ve seen this year really large revisions for GDP growth forecasts around the world based on things like whether the countries are importers, exporters and how large their cash reserves are. And in the commodities there are different instruments that are available in different currencies, hedged or unhedged, so that investors can pick and choose what’s right for them. But from an inflation perspective oil does act as an inflation hedge no matter where you are in the world unless the government sets the price. So in places like Mexico or South Africa, those are examples of places where oil does not work as an inflation hedge. But all other places in the world where we have major CPIs available it does seem to work. And gold, there is a perception of it being an inflation hedge. And in some cases it has been an inflation hedge. But what we find is that metal … metals that are industrial like copper are a much closer inflation hedge than gold because copper has industrial uses as it moves up and down with the economy. So that good old Dr Copper notion that you’ve ever heard of, it’s copper.

Richard Bregman: [0:23:39] Dr Copper.

Jody Gunzberg: [0:23:41] Yeah, Dr Copper for anybody that’s interested is reputed to have a PhD in economics for being able to predict the economy. Now, I say Dr Copper’s not so smart because there are a lot of times where the correlations are only in like the .3 or .4 range. But nonetheless, if you do a comparative analysis of copper versus inflation and gold versus inflation, copper is a better inflation hedge than gold. But that said, gold still acts as an inflation hedge in some environments, so it may come down to what your client is comfortable with regarding inflation.

Richard Bregman: [0:24:17] It always depends on what the client’s comfortable with, come on.

Jody Gunzberg: [0:24:20] It does, and when we were talking about the risk management, and strategies and going beyond commodities or into baskets of commodities that are in managed futures, momentum is not just a strategy, momentum is a key way that commodities are priced because of the ways inventories build up and drawdown. Remember, you can’t just drill, grow and mine commodities overnight. So when you have a shortage of a commodity the only thing that can bring the market back into equilibrium is the price. It has to trend up by definition. And once it trends up and the producers are doing everything they can to drill, mine and grow as fast as they can and they fill the inventory back up then the price has to fall because the producers are going to pull back on supply. And that’s why trend following works in commodities. So it’s important to make that link when we’re talking about the fundamentals of commodities and the strategies that go with it.

Richard Bregman: [0:25:34] No, that’s the only way that the managed futures guys do it, they follow the momentum. It’s interesting, in fact I guess … we’re a little off topic, I don’t want to go too far, but the whole managed futures strategy, right, was a great diversifier back in 08. And maybe still is since then because it hasn’t done exactly what the market’s done. So yeah, I’ll agree with you all the way on that.

Courtney: [0:26:06] Yeah. Well, let’s talk a little bit more about gold. We’ve been talking a lot about physical commodities, what’s the difference between owning physical gold versus owning a gold ETF, what are the differences for an investor?

William Rhind: [0:26:17] At the most basic level there’s no difference other than one you actually physically would have in your possession, that’s being physical gold. The ETF is physical gold but just in securitized form or an equity form. So you still participate in the spot price of gold, it’s just you buy it as an equity, you don’t buy it as a physical tangible asset.

Courtney: [0:26:40] Okay.

Richard Bregman: [0:26:40] How about the producers, right, because your point was well made, you’ve got the producers filling up the supplying and the price. But at some point is there a time when you want to own the miners as opposed to the mineral or…

William Rhind: [0:26:52] I think that’s right, I mean that’s not, you know, our business, I’m not an expert on, you know, the individual mining companies. But certainly that is, you know, historically been another proxy to play the gold market. So you had, you know, the companies who had the underlying gold itself. You’ve had the futures market or other derivatives, but certainly they’re all ways to get exposure to gold. And you know, company considerations just like anything else in this sector.

Courtney: [0:27:21] And when people are analyzing, you know, should they hold gold through the physical commodity, through an ETF, through the miners. When you see divergence between the mining stocks and the physical gold or the ETF, what do you make from that?

William Rhind: [0:27:34] Well, they’re different investments. And so when we talk about divergence, I think it’s important to just bring it back to first principles, that they are different investments. So a gold mining company is not going to track the spot price of gold, just in the same way as an oil company is not going to track the spot price of oil. There are other considerations that make a company more or less valuable. I mean they kind of … over a long period of time, the rule of thumb, if you will, should be that a company can outperform the underlying commodity because they have the benefit of leverage and other things which you don’t get if you just buy the underlying commodity. But they are different.

Courtney: [0:28:17] Alright. And [inaudible].

Jody Gunzberg: [0:28:19] They are different and we can measure this with the indices because we have indices that are both of gold miners and oil producers and agribusiness versus the underlying commodity. So what we do find is that in gold the miners versus the metal is about a correlation of like .6. We find in oil similar correlations. And we find levered returns in the companies as compared to the underlying commodities. And they don’t always move together because the businesses are making shareholder decisions. They’re trying to maximize their value. In gold there could even be miners that the same equipment mines different metals, you know, they could choose to start mining different metals. And in the truest sense it becomes not really a gold miner even though it’s classified in the indices and by industry classifications as a gold miner. Agribusiness is a little less correlated. Agribusiness is only about .4 correlation to the underlying commodities. So it does matter which commodity you’re looking at. And for some investors the equities can be a way to get exposure to the underlying commodities, but it is far from perfect.

Richard Bregman: [0:29:43] I’m curious about on the ETF front, and maybe this applies with the index also. The futures market versus the actual holding, you know, is there an arbitrage between … or the futures markets move much more quickly than a portfolio manager buying or selling an ETF or a basket, is there any opportunity or risk there from in different movements and speed?

William Rhind: [0:30:10] Yeah. I think, look, it’s a great point. And going back to the earlier thing about retail clients speculating on the price of oil, the price of gold. You know, again an important distinction is that when you buy gold through an ETF you’re buying a physical asset of which there is a holding cost. But that’s reflected in the management fee. So from point to point, you know, entry point to exit point, you know, you track the spot price less the management fees. I think when you go into oil and most other commodities where you cannot derive a physical price, you cannot hold the underlying physical asset, at least efficiently, you enter into effectively a dissipation of the futures market. There there’s a lot of cost, when contracts rollover, [inaudible] cost to buy and sell to maintain that position. So while, you know, oil may or may not be a good hedge against inflation, the reality is it’s harder to actually implement that because the moment you buy a fund or a product that does that, it’s almost certainly going to have to participate in the futures market of which there are costs that people, you know, should be cognizant of.

Courtney: [0:31:18] Alright. And Jody, I want to get to the El Niño question and with its relation to agriculture commodities.

Jody Gunzberg: [0:31:27] The El Niño is a weather event that happens from time to time that warms the ocean temperatures and causes extremely volatile weather. And this happens to be taking place now. And historically when we look at the El Niños they’ve gotten worse and worse over time, which has had larger impacts on different sectors, in particular the agriculture sector because the agriculture sector is based on the weather. And as the weather becomes volatile then it can destroy the crops which spike the prices of the sectors. Most recently we’ve seen agriculture returns as much as 80% following … 12 months following an El Niño period. And right now of all 24 commodities there’s only 3 that are positive for the year. And two of them are in agriculture, cotton and cocoa have been performing well. Silver is the other one if anybody’s curious, but it’s only up like less than a percent, so maybe silver. But cotton and cocoa are more significantly, cocoa’s up about 10% in the year. So that’s pretty good, in a year that’s been down 20% across the board.

Courtney: [0:32:40] Alright. And I want to pivot a little bit, give us your outlook for gold and if you’re a retailer or institutional investor looking at it, particularly for the retail investors, what should they be evaluating when they look at gold?

William Rhind: [0:32:51] Well, I think that the first thing that we would say is that any diversified portfolio we believe should contain an allocation to gold. Now, what that allocation is depends on what other assets you hold. So we say 2-10% but for a average 60/40 portfolio, which would be 60% equities, 40% bonds, the math works out to be about 5%. Now, that sounds like a rule of thumb, sounds to be prescriptive, it’s not. It’s just the way that the numbers work out and other commentators or statisticians in the market have come to a similar conclusion. So we think that gold has a role in the portfolio. Now, we also believe that gold should be viewed first and foremost as a diversifier, as a risk management tool. So we don’t try and get involved in speculating on whether, you know, now is a good time to buy gold or whether next week’s a good time to buy gold and where the price is going. We think that every portfolio should contain a store of value of which gold is that for the diversification properties that it has.

And in many ways, you know, now we have a market which the cost of production – the average cost of production because ultimately it costs something to take gold out of the ground, we believe it’s somewhere in the range of $1100-1200. And that’s really about where we are currently trading in the market today. And so, you know, that doesn’t mean to say that doesn’t mean to say that gold prices clearly cannot go lower than where we are today. But it means that the market has come down 40% from its all time high. We still have a decent demand base for gold around the world, but particularly this transition from west to east of which we think is a longer term secular trend that follows the emerging market world story. So principally our message to people is that we believe gold’s part of a diversified portfolio and people should hold it for diversification reasons, not necessarily because they think that the price of gold is necessarily going up in the same way that you buy equities or any other risk assets.

Courtney: [0:34:59] But just to clarify, right now it’s trading pretty close to its marginal cost of production?

William Rhind: [0:35:04] That’s true, yeah.

Courtney: [0:35:06] And then when you talk about that average 5% in the portfolio, is there anything else that people should be aware of that has a high correlation to gold that perhaps they should ratchet that down or maybe they don’t have that in their portfolio and should ratchet that allocation up?

William Rhind: [0:35:21] It’s a great point. I mean I think again, gold is … we talk about gold being unique. And what we mean by that is that there really aren’t many things that have a high degree of correlation to gold. It has an incredibly low correlation with most other asset class. I think as Jody was saying, probably the closest thing you’re going to get naturally is companies that are involved in the gold sector, so gold mining companies would have a reasonably high correlation with gold. But moving away from the actual sector itself, it’s very difficult to find anything that would have a high correlation with gold.

Courtney: [0:35:53] Even other precious metals?

William Rhind: [0:35:55] Correct, even other precious metals. And the reason why is that the majority of the … well, silver, platinum and palladium, which are the other three precious metals are more pro cyclical.

Courtney: [0:36:09] Okay. And Jody I want to pivot a little bit, talking about the supply demand dynamic that you’re seeing in general in commodities and then talk about what you’re seeing in terms of contango and backwardation. I think a lot is in contango right now within most of the commodities, would that be fair?

Jody Gunzberg: [0:36:25] Yeah. This can be a short conversation, we’re well oversupplied and in contango really across the board. We’ve seen more commodities down … back in July we saw all 24 commodities return negative returns for the month, that only happened one other time in history going back to 1970. The third quarter was the third worst third quarter in history. We’re seeing a pretty good snapback in October even though the index is still down in October. It could take some time before we see a recovery because the inventories are so high right now in oil. We see some of the highest inventories that we’ve ever seen. And when you look at the history of contango and backwardation and for those who don’t know, we use the word contango, that’s generally reflective of excess inventory, that’s losing proposition for the investor. And backwardation is when there’s a shortage and that’s a good thing for investors. But we see backwardation about 45% of months and we see contango about 55% of months. So it is a little more towards contango, but it’s not far from 50/50. And they come in stretches. Right now we’re only 11 months into contango and we have seen in the 2008 through 2013, there were 61 straight months of contango with only 2 months of a break at separate times. So these conditions persist, i.e. we were talking about the momentum. You don’t just go overnight from a shortage to an excess, to a shortage to an excess. It only happens … that only happens when you’re really close to an equilibrium, we’re not really close to an equilibrium right now. So conditions are persisting and it can take time before we see that turnaround.

Courtney: [0:38:28] Alright. And I have a question, I read that iron ore, while it has excess supply right now, next year it’s going to have even more, it’s going to get exacerbated, with that. Even though traditionally if you looked at that in isolation it would be a contango, would that put that commodity in backwardation now since it’s going to anticipate a lot more supply out on the future?

Jody Gunzberg: [0:38:47] It depends on where in the futures curve. Generally in the futures curve you have a choice that you can either buy the spot, the cash price and store it yourself for gold, that’s nice, cheap and easy, for oil, natural gas not so much. So you can buy your futures contract and have your storage priced in. Again if there’s expectation of large inventories, excess inventories and expensive storage that would drive contango which is losing for the investor when they roll, otherwise if shortages are priced in we would see backwardation, and that we don’t see right now. So whether it’s iron ore or nickel or oil, any commodity, they all behave similarly. And this is why they’re one asset class is because of the sources of return, so there’s five sources of return. And what we’re talking about is one of them.

Courtney: [0:39:48] And what about for gold, what do you see in the supply demand dynamic, or in contango for gold as well?

William Rhind: [0:39:53] Well, gold’s natural state should be in contango because it’s always stored. The market is well supplied and clear, it’s just at the price that investors have set on the world market. And I think that being said we have seen a backwardation in gold over the last few years at certain times when the market does get constrained just like any other commodity. But its natural state is going to be in contango. I think on the supply side, just one thing to point out is that while we have seen an increase in supply over the last few years, primarily from mine production, that supply is expected to tail off this year and even start to fall over the next few years, so we have a decent backdrop on the supply side. You know, the other thing that makes up the supply of gold in the market is recycling and typically from the jewelry sector. And as Jody was sort of saying briefly before, you know, when prices are low there’s less motivation for people to recycle their gold, so therefore recycling as a percentage of supply in the market has also come down. So it’s a pretty decent situation in terms of supply at the moment.

Jody Gunzberg: [0:41:02] I do want to point out that not all contango is equal. Like in gold, even though it’s always in contango pretty much because there is not a shortage of gold, it’s cheap and easy to store. So you can have really large excesses and still have only a tiny bit of contango because it is cheap. But something like natural gas which is really difficult and expensive to store, you see big contango. So the backwardation and contango that show up in gold is very small relative to agriculture and energy.

Courtney: [0:41:36] Okay.

William Rhind: [0:41:37] Yeah. It’s a great point and of course that’s as much determined by the value of gold. So a small amount of, you know, area in terms of this room we could fit a huge amount of dollar value of gold, and clearly that’s just not the same with a number of commodities where…

Courtney: [0:41:53] [Inaudible]?

William Rhind: [0:41:54] Yeah. You have a huge amount of volume needed to store the commodity itself for sometimes very little in terms of dollar value.

Courtney: [0:42:03] Yeah. Right, let’s talk about risk management. We touched on it a lot with gold, Jody, how are you using commodity indexing for risk management, let’s dig into that?

Jody Gunzberg: [0:42:13] We see a shift in investor asset allocation that really stemmed from the global financial crisis where it’s moved from a securities based asset allocation, so that means like stocks, bonds, real estate, commodities, maybe even hedge funds, to more of risk based asset allocation.

Where it’s maybe growth, income, inflation, real assets, or liquidity, cash, that’s more of where we’re seeing portfolios move today in the institutional space. And with that comes a broader mandate than just commodities. We see not only commodities but we see real assets, so that would be commodities, infrastructure, real estate, all taken together in the same index. Or we see managed futures, that’s baskets of commodities, fixed income, equities, currencies, interest rates, all taken together. So we’re seeing even broader baskets that investors are looking for, for solutions in their asset allocation as they move away from just security type.

Courtney: [0:43:34] And, Will, just sum it up for us how you see gold as a long term asset that should be in peoples’ portfolios.

William Rhind: [0:43:39] I mean like I sort of said or alluded to earlier, I mean gold, to me it’s a diversifier, it’s a store of value. The reason why people should own gold, this is a long term hedge against purchasing power erosion. And so it’s something that doesn’t have a high degree of correlation to any other asset class or asset that you would typically hold in your portfolio. And therefore that has immense value.

Courtney: [0:44:06] Is gold a good hedge against inflation?

William Rhind: [0:44:08] So it’s a good question and the reason why that is important is because when we talk about inflation we have to be specific about what we’re actually talking about. US consumer prices, the measure of inflation here is very different to Indian inflation or Indian consumer prices or Chinese consumer prices. So we have to think about inflation in terms of what’s relevant to the person who’s measuring it. US CPI, we don’t believe that gold is a great hedge against US consumer prices. You have a product tailor made for that which is treasury, inflation protection, securities or TIPS. And that works very well for domestic inflation. People have to think about gold as a global asset. And a gold is a hedge against global inflation because the majority of demand for gold doesn’t come from the US, and therefore it’s not as relevant. So what does inflation mean to you and how do you measure it? And that’s the key behind thinking about gold as a store of value and a protection against purchasing power.

Courtney: [0:45:14] And that’s a great point about TIPS and we certainly even aren’t towards our 2% Inflation Bill anyway. But what are the countries that really utilize gold the most as an inflation hedge?

William Rhind: [0:45:25] The two main countries for that, unsurprisingly the two major consuming countries would be India and China, yeah.

Courtney: [0:45:33] Okay. And Jody, this is an interesting point that came up with a lot of our discussions and I spoke about this with Richard earlier that, you know, we’re seeing this slow growth, low inflation environment, interest rates have been stuck around zero for a long time. We don’t know if we’re going to get even the 25 basis point raise, if commodities are supposed to have that role in a portfolio do they still have that role given that this might be a new paradigm or a new model?

Jody Gunzberg: [0:45:58] They do is my short answer. And if you look back, the cycles of commodities can be really long. And in most retail investor frameworks they may not have the scope of the time horizon that the institutional portfolios have. But what we saw and what so many retail investors are familiar with is this spike in correlations that we saw across the global financial crisis. When the global financial crisis happened we saw quantitative easing of unprecedented amounts. And the whole world of risky assets turned on to risk off or risk on, either quantitative easing works or it doesn’t work. Today we don’t even really have that because the interest rates have been at zero. There’s been a really well telegraphed planned quarter point hike that we’re still waiting for. That may or may not have been priced in. A lot of people say it already is priced in. I say, out of all the things driving commodities that’s probably dead last important. But what we have seen is that correlations did come back down. We’ve now seen eight years of equities outperformance versus commodities. That’s the longest since the 80s, if we do actually hit eight years, which it looks like right now, we’re on pace to, that’s the longest in history.

And these cycles switch and that’s what’s so important about the diversification of the different assets is that the equities tend to lead the cycle, commodities are more on cycle, when the equities, the companies raise a lot of money then they’re able to go out and spend that capital on the natural resources that they need in order to make their goods. And we start to see commodities come back a little bit and then fixed income is generally behind the cycle. So that cycle hasn’t changed fundamentally. And we are seeing very low correlations once again between commodities and stocks, i.e. not the way that commodities investors would want that, but as part of a portfolio framework where you’ve got a little bit of commodities in there. It’s like buying insurance, you pay out a little bit and then when you’re waiting for your payoff that’s where it is when stocks crash.

Courtney: [0:48:09] Alright. So since we had eight years is the longest we’ve had in that cycle as you mentioned, do you think that that means we’re on the precipice of a reversal and that commodities should rally at some point soon?

Jody Gunzberg: [0:48:21] It’s possible. It’s possible that we could see commodities … I mean how much worse can it get, is the question? We already have really high inventories and now we’re seeing suppliers pullback. We’ve see it in mining companies. We’ve seen it in energy companies. And that’s one of the signs that we look for, for a turnaround is for the companies, the suppliers to start pulling back. And we’ve started to see that. Now, the next thing is that the inventories have to dry down a little bit before we see a turnaround. But has the bleeding stopped, that’s a good question, it seems like it just can’t get much worse right now.

Courtney: [0:48:58] Yeah. And it’s an interesting thing, we’ve seen a lot of the smart money going in and buying these distressed mining companies in particular.

Jody Gunzberg: [0:49:05] And the commodities themselves. We’ve seen investors feeling like this is the buying opportunity of a lifetime. Remember, they haven’t seen this kind of drop in oil and gold at the same time in 30 years. And because it’s not at the exact same time it takes a little bit of tuition, but 2013 for the gold drop compared to the 2014/15 for the oil drop, in the course of history that’s the same time. And gold never bounced back. So we really are seeing two major assets of importance in the commodities asset class come down together. And all the sectors are down with it. So it is possibly like the buying opportunity that all of the pensions that are waiting on the sidelines for that inflation protection, it’s like get it cheap while you can. And they have been buying up.

Courtney: [0:52:56] A short price. Okay, alright. And I’d like to get your final takeaways, Jody?

Jody Gunzberg: [0:53:02] It’s important that in the long term for investing in commodities that investors understand not just the diversification and inflation protection but the why. Why is there diversification and inflation protection? And the reason comes from the sources of returns. And by understanding the five sources of returns in commodities so quickly, that’s your expected inflation plus real rate of return that you get from your T-Bills. It’s your risk premium. It’s your convenience yield, that’s the backwardation and contango we talked about before. It’s the rebalancing and it’s the unexpected inflation protection, that comes from what we know as supply shocks. These five things are very different than the return sources that you get in other financial assets like stocks and bonds. And that’s what brings your diversification and it also brings your inflation protection, especially that unexpected inflation. You just don’t know when it’s coming, so having a little bit of protection as a hedge when you need it, which could be any time, is important.

Courtney: [0:54:08] Alright, thanks Jody, and Richard, your final takeaways.

Richard Bregman: [0:54:10] I agree largely, you’d want to have them in your portfolio because you don’t know what’s coming down the road. And when you look at sources of returns, which I think is critical, from an overall portfolio standpoint, stocks and bonds are pretty much beta plays at this point. It’s difficult to get excess return. Strategies are where you get excess returns in my view, and a commodity strategy can provide excess return and a nice diversification.

Courtney: [0:54:39] And your final takeaways.

William Rhind: [0:54:41] My final takeaway would be that, you know, gold is a store of value. Gold should be something that should be a component of a diversified portfolio, you know, somewhere in the region of 2-10% depending on what sort of assets that you hold. And we believe at this particular time where we’ve had an incredible run up in risk assets, the equity market will stay, bond market, you know, maybe now is a good time to think about adding some diversification to your portfolio.

Courtney: [0:55:11] Alright. Well, those have been great insights about the commodity markets, thanks so much. And we want to continue this conversation about commodities. Follow us on our social media, on Twitter.

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